Securities & Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Attn:

Rufus Decker, Accounting Branch Chief

Jeffrey Gordon, Staff Accountant

Re:

AE Biofuels, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008

File No. 0-51354

Ladies and Gentlemen:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to AE Biofuels, Inc. (the “Company”) dated October 30, 2008.

For your convenience, we have included each of the Staff's comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

Staff Comment 1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  We have incorporated below, where appropriate, the disclosures included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the SEC on November 14, 2008 (the “Current 10-Q”).  We will make appropriate disclosures in future filings.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

Staff Comment 2.  In the fourth quarter of 2007, you tested the supply chain for the Kakinada plant through a purchase and resale of feedstocks for approximately $9,352,000, of which approximately $6,128,000 was resold to the co-investor in this project. Sales were made at prevailing market rates.  Your net profit on this transaction was $76,000 and is included as other income, net.  Please help us further understand these transactions by addressing the following:

•

Please tell us the business purpose of this transaction;

•

Please tell us who you purchased the feedstocks from;

•

Please tell us how you recorded each amount related to these transactions, including how you arrived at the $76,000; and

•

Please tell us how you determined it was appropriate to reflect these transactions on a net basis in other income.

Response:  In the fourth quarter of 2007 the Company engaged in the following four transactions:

•

On October 16, 2007, the Company purchased approximately 1,676 metric tons of crude palm oil (“CPO”) from Secunderbad Oils, Ltd for Indian Rupees (“INR”) 59,484,464 and resold the entire amount to NCS Industries Pvt. Ltd for INR 59,568,280.

•

On October 24, 2007, the Company purchased approximately 6,119 metric tons of CPO from Tamil Trading Corporation for INR 206,058,143 and resold the entire amount to Acalmar Oils & Fats Ltd. for INR 205,972,474.

•

On December 15, 2007, the Company purchased 1,300 metric tons of CPO from Agawal Industries, Ltd. for INR 46,930,000 and resold the entire amount to Acalmar Oils & Fats Ltd. for INR 46,735,000.

•

On December 14 2007, the Company purchased approximately 2,000 metric tons of CPO from KGF Cottons Pvt. Ltd. for INR 73,198,792 and resold the entire amount to NCS Industries Pvt. Ltd for INR 73,398,789.

The foregoing transactions represented an aggregate of approximately $9,352,051 in commodity purchases and approximately $9,352,127 in commodity sales. With the exception of the purchases made by Acalmar Oils & Fats, these trades were made with unrelated parties.  All sales, including those made to Acalmar Oils & Fats, a related party, were made at prevailing market rates. Our profit on this transaction was $76. In the disclosures for Results of Operations – Other Income/Expense we inadvertently disclosed the total of this transaction and interest income as a net profit from the foregoing transactions, rather than providing clarity that the income of $76,000 represented the profit from the commodity transactions and interest income from our India subsidiary.

At the time of these transactions, the Company was a development-stage company as defined in FASB No. 7 “Accounting and Reporting by Development Stage Enterprises,” as the Company was constructing its first production facility in India and had yet to commence its planned principal operations to “. . . operate and sell fuel grade ethanol and biodiesel from ethanol and biodiesel production facilities primarily located in the United States and India.”

Business Purpose of Transactions

The business purpose of these transactions was to test our ability to obtain a supply of CPO, a commodity used in the production of biodiesel, that we will need to acquire once we begin operations.  These transactions proved our ability to obtain a supply of CPO.  As of the periods under review, the plant was neither complete nor had we commenced our planned principal operations.

Accounting Treatment

In determining the accounting for these transactions we considered the provisions of paragraphs 79 and 82 of FASB Statement of Financial Accounting Concepts No. 6 “Elements of Financial Statements,” which provide:

“79. Revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations. (emphasis added) The assets increased by revenues may be of various kinds—for example, cash, claims against customers or clients, other goods or services received, or increased value of a product resulting from production. Similarly, the transactions and events from which revenues arise and the revenues themselves are in many forms and are called by various names—for example, output, deliveries sales, fees, interest, dividends, royalties, and rent—depending on the kinds of operations involved and the way revenues are recognized.”

“82. Gains are increases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.”

As stated above, the Company was a development stage company at the time of these transactions, the purpose of which was to test the availability of supply for the plant when production began. These transactions were not a part of, or consistent with, our planned principal operations. Therefore, the Company determined that these transactions were “peripheral or incidental” transactions and, consistent with the guidance set forth in FASB Concept Statement No. 6, paragraph 82, accounted for the net profit realized from these transactions as a gain presented in the section of the income statement where gains and losses are recorded. Consistent with our classification of these transactions described above, we recorded the gain on a net basis (proceeds from sales less cost basis).

Liquidity, page 23

Staff Comment 3.  You disclose that you had $510,000 in cash and cash equivalents held in your domestic entities and $2,845,000 held as short term marketable securities in offshore subsidiaries as of December 31, 2007.  Per your balance sheet, you had $720,402 in cash and cash equivalents and $2,635,892 in short term marketable securities.  Please provide a reconciliation in your filing between the amounts disclosed in your liquidity section and the amounts disclosed on the face of your balance sheet.

Response:  At December 31, 2007, we had cash company-wide totaling $720,402, of which $510,922 was held in the U.S., $79,558 was held in International Biofuels Limited, a Mauritius entity and $129,922 was held in Universal Biofuels Pvt. Ltd., an Indian entity.  The remaining difference is due to rounding in the presentation for the liquidity section.  The following table reconciles worldwide cash to the disclosure in the liquidity section:

Worldwide cash	$720,402
Internationally held cash
International Biofuels Ltd.	(79,558)
Universal Biofuels Pvt. Ltd.	(129,922)
Domestically held cash	510,922

Disclosed in liquidity section	$510,000

The following table reconciles cash and cash equivalents to the disclosures in the liquidity section:

Worldwide cash	$720,402
Worldwide marketable securities	2,635,892
Total worldwide cash and marketable securities	3,356,294

Domestically held cash and marketable securities	$510,000
Internationally held cash and marketable securities	2,845,000
Total worldwide cash and marketable Securities	$3,355,000

Difference due to approximation and rounding	$1,294

The discussion in our liquidity section failed to clarify that the $2,845,000 held internationally included cash and cash equivalents as well as short-term marketable securities. We removed this disclosure from the Current 10-Q as we believe that the Company’s sources and uses of cash on an inception to date basis, as well as our future cash requirements are more relevant to an understanding of the Company’s financial position.  In future filings to the extent we describe specific items on our balance sheet and cash flow statement relating to cash, cash equivalents, or marketable securities, we will clarify whether such items are held domestically or internationally and we will be more specific about describing when balances include components of cash, cash equivalents or marketable securities. See our response to Staff Comment 4 below.

Staff Comment 4.  Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  Please refer to the SEC Interpretive Release No. 33-8350.

Response:  At December 31, 2007, the Company was a development stage enterprise that had yet to commence its planned principal operations.  Through December 31, 2007, the Company’s principal activities had been establishing its business and fundraising.

Therefore, in the liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Annual Report on Form 10-K, we discussed cash flows on an inception to date basis and focused on the larger trends of (1) our cash needs and the risks associated with finding an adequate source of funding, and (2) how the Company had used the funding it had received to date.  The Company believes that discussing the changes to its operating, investing and financing cash flows on a year over year basis was not helpful to an understanding of the Company’s financial position.

The Company anticipates that it will cease reporting as a development stage company commencing with the quarter ending December 31, 2008.  In future filings we will enhance the discussion in our MD&A to better align it with the presentation in the statement of cash flows, particularly with respect to “sources and uses of cash,” and the subcategories of “operations”, “investing” and “financing” activities consistent with the guidance in SEC Interpretive Release No. 33-8350.

Critical Accounting Policies

Impairment of Intangible and Long-Lived Assets, page 24

Staff Comment 5.  We note that you recognized an impairment charge of $5.1 million in 2007.  Please disclose how you arrived at this impairment charge amount pursuant to SFAS 144.  Please identify each of the significant assumptions used in your analysis and explain the basis for each such assumption.  Please also expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 to include the following:

•

Please clarify how you determine when to test for impairment.  Please expand your discussion to state the types of events and circumstances that you believe indicate impairment.  Please address how frequently you evaluate for these types of events and circumstances; and

•

Please discuss the specific valuation methods used to determine fair value.  You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subject than others.

Response:  Since inception, the Company has impaired only one asset, the real property held by our Sutton Ethanol subsidiary (the “Sutton Property”).  As discussed below and in our responses to Staff Comments Nos. 9 and 20, management decided to impair this asset after the dissolution of the joint venture with E85. In connection with the formation of the joint venture with E85, the Company contributed land to the joint venture with a cost basis of $8 million, which included $5.1 million in design and engineering costs incurred in connection with the proposed construction of an ethanol plant utilizing a proprietary engineering design to be licensed from Delta T, an ethanol process engineering company.  After the joint venture was dissolved, management decided for business reasons not to utilize the Delta-T design.  As a result, we determined that the carrying amount of the design and engineering costs was not recoverable, and in fact had no value.  We treated the land as having three discrete components, cost of the land, cost of land improvements, and costs of design and engineering costs.  We applied the guidance of SFAS 144 paragraph 28 to the design and engineering cost component as a long-lived asset subject to abandonment.  Since this was a single asset that was abandoned, there were no special valuation methods needed to estimate or assess the amount of the impairment.

Impairment Analysis.  In general, the Company reviews major long-lived assets for purposes of impairment at year end and during the year when circumstances indicate a review is warranted, such as the deterioration of forecasted future cash flows and other permanent adverse changes in the Company’s business, and the receipt of appraisals from third parties.

Specific Valuation Methods.  As stated above, the Company fully impaired the Sutton design and engineering asset pursuant to Paragraph 28 of  SFAS 144.  With respect to the impairment of future assets, we will determine the fair value using the appropriate method prescribed by SFAS 144.

Financial Statements

General

Staff Comment 6.  Please present a statement of comprehensive income that is displayed with the same prominence as your other financial statements.  See paragraphs 11 through 25 of SFAS 130.

Response:  At December 31, 2007 and March 31, 2008, we had a single item of comprehensive income -- the translation adjustment arising from the application of SFAS 52.  Beginning with our quarterly report for the period ended June 30, 2008, we enhanced our footnote disclosures as follows:

“Comprehensive Income. Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires that an enterprise report, by major components and as a single total, the change in its net assets from non-owner sources. The Company’s other comprehensive income consists solely of cumulative currency translation adjustments resulting from the translation of the financial statements of its foreign subsidiaries. The tax effects on the foreign currency translation adjustments have not been significant.”

In response to the Staff’s comment, we will revise our future filings to clearly and separately identify this single item of comprehensive income on the face of the income statement using the One-Statement approach permitted under SFAS 130.

Staff Comment 7.  Please disclose the accumulated balances for each component of accumulated other comprehensive income.  You may present this disclosure on the face of your balance sheet, statement of owners’ equity, or in a footnote.  See paragraph 26 of SFAS 130.

Response:   In all of the periods under review, “Accumulated Other Comprehensive Income” consisted of a single component, which related to adjustments for foreign currency translation. See our response to Staff Comment No. 6 above.

We will continue to make this disclosure in future filings, and augment the description as and when other components arise in the course of our business and related accounting.

Staff Comment 8.  Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Response:  As stated above, our single component of “other comprehensive income” arises from the foreign currency translations of our India subsidiary, where the functional currency is the India rupee.  We consider our investment in this subsidiary to be indefinitely invested overseas consistent with the guidance in APB 23, paragraph 12 “Indefinite reversal criteria”, where “The presumption that all undistributed earnings will be transferred to the parent company may be overcome, and no income taxes should be accrued by the parent company, if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. . . . “

Therefore, we have not provided for additional U.S. income taxes nor allocated income taxes to the cumulative translation component of “other comprehensive income”.

Consolidated Statements of Cash Flows, page F-4

Staff Comment 9.  Please disclose the nature of the amounts recorded in the return of assets from dissolution of joint venture.  The description indicates that it may be a noncash transaction, which would not be reported in the statement of cash flows in accordance with paragraph 32 of SFAS 95.  Please further advise.

Response:  Upon dissolution of the E85 joint venture, discussed further in our response to Staff Comments Nos. 5 and 20, we received cash in the amount of $8,206,446.  The cash represented $8,000,000 received pursuant to the terms of the dissolution and $206,446 of interest.  We categorized this as “return of assets from dissolution of joint venture”, when in fact the line item described the return of only cash.  In the future we will more descriptively label this item as “return of cash from dissolution of joint venture.”

Consolidated Statements of Stockholders’ Equity, page F-5

Staff Comment 10.  Please help us understand how you have reflected the reverse acquisition in your statement of stockholders’ equity.  Please confirm that your accounting comports with the following bullet points or further advise:

•

Prior to the date of the reverse acquisition the historical financial statements are required to be those of American Ethanol (the accounting acquirer) and should only include the historical results and operations of American Ethanol; and

•

The capital structure of Marwich-Nevada (the accounting target) should be retained by the surviving entity.  This is done by recasting the equity statement of American Ethanol (the accounting acquirer).  Historical stockholder’s equity of American Ethanol, prior to the merger date, is retroactively restated for the equivalent number of shares received in the merger in a similar manner to a stock split.  To help us further understand how you have done this, please provide us with historical balance sheets and statements of stockholders’ equity of Marwich-Nevada and American Ethanol as of the just prior to the transaction occurring.

Response:  On June 23, 2006, the Company acquired 88.3% of the outstanding common stock of Marwich II, Ltd. (“Marwich”) pursuant to a stock purchase agreement between the Company and the principal shareholders of Marwich. Marwich, a shell company, whose shares were traded on the OTC Bulletin Board had no current operations. On December 7, 2007, American Ethanol merged with Marwich with American Ethanol as the surviving entity, and (i) each issued and outstanding share of American Ethanol common stock (including common stock issued upon conversion of American Ethanol Series A preferred stock, which automatically converted into two shares of common stock for each share of Series A preferred stock immediately prior to the closing of the merger) and Series B preferred stock converted into common stock and Series B preferred stock, respectively, of Marwich, and (ii) each issued and outstanding warrant and/or option exercisable for common stock and Series B preferred stock of American Ethanol was assumed and converted into a warrant and/or option exercisable for common stock or Series B preferred stock, respectively of Marwich. Marwich then changed its name to AE Biofuels, Inc.

We confirm that prior to the merger, the historical financial statements are those of American Ethanol, the accounting acquirer and include only the results of American Ethanol.

We also confirm that the equity statement has been recast to retroactively restate the equivalent number of shares received in the merger.  Historical financial statements were included in our Schedule 14C filed with the Commission on October 15, 2007 and in our Current Report on Form 8-K filed with the Commission on December 13, 2007.

Note 1 – Nature of Activities and Summary of Significant Accounting Policies, page F-6

General

Staff Comment 11.  Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the general and administrative expenses line item.

Response:  When we commence operations we will have cost of goods sold that will include the cost of feedstock, processing chemicals and plant overhead. At that time, we will disclose the nature of these items in our financial statement footnotes. All other costs are included in either “general and administrative,” or “research and development,” depending on their nature.  “General and administrative” includes costs of administrative compensation, stock based compensation, professional fees, and other categories.

In our Current 10-Q, we included the following disclosure in financial statement Note 1 – Nature of Activities and Summary of Significant Accounting Policies – Costs of Goods Sold and – General and Administrative:

“Cost of Goods Sold.  Cost of goods sold includes those costs directly associated with the production of revenues, such as raw material purchases, factory overhead, and other direct production costs.  For the three months ended September 30, 2008, cost of goods sold consists of a lower of cost or market adjustment taken against inventory.

General and Administrative. General and Administrative expenses include those costs associated with the general operations of our business such as: compensation, rent, consultants, travel related to executive, legal and financial functions.”

In future filings, we will include a similar discussion of what constitutes costs of goods sold and general and administrative expenses in our financial statement footnotes and in our MD&A.

Staff Comment 12.  Given that you have not recorded any sales during the year ended December 31, 2007, please clearly disclose the nature and terms of the amounts included in accounts receivable as well as how you determine whether these amounts are collectible.

Response:   At December 31, 2007, March 31, 2008 and June 30, 2008, the Company had accounts receivable of $9,574,764, $205,274, and $0, respectively, from the purchase and sale of commodities, as discussed in our response to Staff Comment No. 2 above.  The sale of these commodities were either secured by letters of credit or made to large credit worthy customers.  Subsequent to the reporting date all amounts were collected in full.

In our Current 10-Q, we included the following disclosure in financial statement Note 1 – Nature of Activities and Summary of Significant Accounting Policies – Accounts Receivable:

“Accounts Receivable.  Accounts receivable consist of commodities purchased and resold either secured by letters of credit or made to large credit worthy customers.  Peripheral or incidental purchases and subsequent sales of commodities are recorded as net other income.”

In future filings, we will include similar disclosures in our financial statement footnotes.

Net Loss Per Share, page F-8

Staff Comment 13.  Please disclose the number of antidilutive shares by each type of security.  See paragraph 40(c) of SFAS 128.

Response:  In our Current 10-Q, we included the following disclosure in financial statement Note 1 – Nature of Activities and Summary of Significant Accounting Policies – Basic and Diluted Net Loss Per Share:

“Basic and Diluted Net Loss per Share.  Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding for the period, net of shares subject to repurchase. Diluted loss per share reflects the dilution of common stock equivalents such as options, convertible preferred stock and warrants to the extent the impact is dilutive. As the Company incurred net losses for the three and nine month periods ended September 30, 2008 and 2007 and on a cumulative basis, potentially dilutive securities have been excluded from the diluted net loss per share computations as their effect would be anti-dilutive.

The following table shows the weighted-average number of potentially dilutive shares excluded from the diluted net loss per share calculation for the three months ended September 30, 2008 and 2007 and on a cumulative basis:

	For the three months ended September 30, 2007	For the three months ended September 30, 2008	Period from November 29, 2005 (Date of Inception) to September 30, 2008
Series A preferred stock	9,999,999	––	5,887,919
Series B preferred stock	6,320,498	5,880,104	3,845,509
Series B warrants	732,501	718,908	425,263
Common stock options and warrants	2,627,174	5,575,750	2,346,353
Unvested Restricted stock	1,100,000	250,000	1,574,193
Total weighted average number of potentially dilutive shares excluded from the diluted net loss per share calculation	20,780,172	12,424,762	14,079,237
Series A preferred stock was converted to common stock on a 1:1 basis effective December 7, 2007.

Staff Comment 14.  Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Response:   Since inception, we have issued a total of 4,400,000 shares of restricted stock in connection with employment agreements, of which 1,100,000 shares were unvested as of December 31, 2007, and 200,000 shares of restricted stock issued in connection with the acquisition of Biofuels Marketing, Inc. of which 75,000 shares were unvested as of December 31, 2007.  Restricted stock issued in connection with employment agreements is discussed in Note 11 – Stock-Based Compensation and restricted stock issued in connection with the acquisition of Biofuels Marketing, Inc. is discussed in Note 12 – Acquisitions, Divestitures and Joint Ventures.

For all of the periods under review, the Company incorrectly included both vested and unvested shares of restricted stock in its calculation of basic and fully diluted earnings per share.  However, the failure to exclude the unvested portion of restricted stock would not have changed the Company’s reported earnings per share for any period other than the year ended December 31, 2006 and the period from November 29, 2005 (date of inception) to June 30, 2008, where the effect of rounding would have required a one penny increase in the reported loss per share, which the Company does not consider to be material.  The impact of this change is illustrated in the table below:

	For the three months ended		For the six months ended		Period from November 29, 2005 (date of Inception) to
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008
Net Loss	$(9,505,738)	$(1,707,250)	$(4,272,925)	$(1,083,363)	$(20,619,017)
As Reported
Loss per common share – basic and diluted	$(0.11)	$(0.02)	$(0.05)	$(0.01)	$(0.27)
Weighted average shares outstanding basic and diluted	84,717,979	74,611,093	84,870,320	74,354,167	76,480,633
As Corrected
Loss per common share – basic and diluted	$(0.11)	$(0.02)	$(0.05)	$(0.01)	$(0.28)
Weighted average shares outstanding basic and diluted	84,446,694	73,254,167	84,218,529	73,200,834	74,773,839

	For the year ended
	December 31, 2007	December 31, 2006	Inception to Date
Net loss	$(5,044,197)	$(6,069,081)	$(11,113,278)
As Reported
Loss per common share basic and dilutive	(0.07)	(0.08)	(0.15)
Weighted average shares outstanding basic and dilutive	75,259,519	74,018,141	74,638,830
As Corrected
Loss per common share basic and dilutive	(0.07)	(0.09)	(0.15)
Weighted average shares outstanding basic and dilutive	74,006,368	71,261,428	72,412,666

In future filings, we will exclude unvested restricted stock from the calculation of net income (loss) per common share and clarify our accounting in our financial statement footnotes.

Note 4 – Property, Plant, and Equipment, page F-10

Staff Comment 15.  You determined that certain construction in progress costs associated with the repurchase of assets from the Sutton Joint Venture were impaired and an amount of $5,114,236 was recognized as a loss on impairment during 2007.  Your disclosures on page 22 indicate that these were engineering costs.  Please help us understand the nature of these engineering costs, including how you determined it was appropriate to capitalize these in property, plant, and equipment.  Please also clearly disclose the components of construction in progress as of each balance sheet date.

Response:  The costs were preliminary engineering design costs with respect to the proposed ethanol production facility.  These costs were incurred by our construction company and our engineering company to develop the schedule and plans for construction of the plant.  Since physical construction of a plant and ordering of goods had yet to commence, we characterized these costs as engineering costs.  These costs were capitalized as costs directly associated with the construction of the ethanol production facility using the guidance of FASB No. 34 paragraph 6:

“The historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.  If an asset requires a period of time in which to carry out the activities necessary to bring it to that condition and location, the interest cost incurred during that period as a result of expenditures for the asset is a part of the historical cost of acquiring the asset.”

The guidance of SFAS No. 2 paragraph 10 also supports the capitalization of these costs by specific exclusion from treating the costs as research and development expenses:

“The following are examples of activities that typically would be excluded from research and development in accordance with paragraph 8:

. . .

h. Activity, including design and construction engineering, related to the construction, relocation, rearrangement, or start-up of facilities or equipment other than (1) pilot plants (see paragraph 9(h))and (2) facilities or equipment whose sole use is for a particular research and development project (see paragraph 11(a)).”

In future filings we will add disclosures to our footnotes for Property, Plant and Equipment to clearly identify the components of construction in progress.  Specifically, for the Current 10-Q, we added the following language to financial statement Note 4 – Property, Plant and Equipment:

“Components of construction in progress include $15,748,177 related to our India biodiesel production facility (expected to be placed in service during the fourth quarter of 2008) and $2,053,949 related to the development of our Sutton property (held for future development of an ethanol facility).”

Staff Comment 16.  Please disclose when you expect the assets recorded in construction in progress to be available for use.  If they are currently available for use, please tell us how you determined you should not start depreciating the asset amounts.

Response:  Construction in progress consists of costs to develop our facility in India and improvements to our land in Sutton, Nebraska.  The India facility will be considered “available and ready for use” when we obtain  the requisite factory licenses.  These licenses are considered the final step of construction.  Licenses were obtained October 1, 2008 and the value of the assets was transferred from construction in progress to the appropriate depreciable category.  The land improvements in Sutton, Nebraska, including civil engineering, grading and surveying, will be considered depreciable assets upon the completion of construction of an ethanol facility on this site.

In future filings we will add disclosures to our footnotes for Property, Plant and Equipment to clearly identify when we expect assets capitalized as construction in progress will be available for future use.  Specifically, for the Current 10-Q, we added the following language to financial statement Note 4 – Property, Plant and Equipment:

“Components of construction in progress include $15,748,177 related to our India biodiesel production facility (expected to be placed in service during the fourth quarter of 2008) and $2,053,949 related to the development of our Sutton property (held for future development of an ethanol facility).”

Note 8 – Operating Leases, page F-12

Staff Comment 17.  Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response:  Other than the lease of our cellulosic demonstration facility in Butte, MT, our leases provide for fixed rent amounts over the lease term and include no step rent provisions, no capital improvement allowances and no lease concessions.  Our Butte, MT lease includes a rent increase of $750 for the last twelve months of the period (November 2008-October 2009).  This amount was not included as a step rent provision as it was considered immaterial.  We record rent on a straight line basis.

Note 9 – Stockholders Equity, page F-12

Staff Comment 18.  Please provide us with additional information to help us understand how your presentation of the convertible preferred stock in equity is consistent with SFAS 133 and EITF 00-19.  Specifically, please address the following:

•

Please advise on your consideration of SFAS 133 in accounting for this instrument.  Specifically please address whether you determined it was appropriate to bifurcate the conversion feature in accordance with paragraph 12 of SFAS 133;

•

Please tell us whether or not you determined the instrument to be conventional convertible pursuant to paragraph 4 of EITF 00-19.  Refer to EITF 05-2; other wise, provide us your analysis pursuant to paragraphs 12 through 32 of EITF 00-19;

•

If you determined that the conversion feature does not need to be bifurcated and accounted for separately, please provide us with your analysis to determine whether a beneficial conversion feature exists in accordance with EITF 98-5 and EITF 00-27; and

•

Please provide us with a summary of how you allocated amounts to each instrument (common stock, preferred stock, warrants and beneficial conversion feature), including any amounts which are allocated to derivatives that you determined need to be bifurcated and accounted for separately.  Refer to EITF 98-5 and EITF 00-27.

Response:

1.  Series B Classified as Equity.  The Company analyzed its Series B preferred stock to determine whether the Company would be required to classify its preferred stock as a liability within the scope of SFAS 150 or as equity.

SFAS 150 requires issuers to classify as liabilities three types of financial instruments:  (1) financial instruments that are mandatorily redeemable; (2) financial instruments (other than outstanding shares) that do or may obligate the issuer to buy back some of its shares in exchange for cash or other assets; and (3) financial instruments that embody an unconditional obligation, or financial instruments other than outstanding shares that embody a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

•

A fixed monetary amount known at inception;

•

Variations in something other than the fair value of the issuer’s equity shares; or

•

Variations inversely related to changes in the fair value of the issuer’s equity shares.

The Company’s Series B preferred stock is not mandatorily redeemable and the rights, preferences and privileges of the Series B preferred stock do not otherwise obligate the Company to repurchase any shares of Series B preferred stock or embody an unconditional obligation that may be settled by issuing additional shares.  Therefore, the Company classified its Series B preferred stock as equity.

2.  Series B Classified as Permanent Equity.  The Company then analyzed its Series B preferred stock to determine if it should be classified as permanent or temporary equity under Rule 5-02.28 of Regulation S-X and EITF Topic D-98.

Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (a) at a fixed or determinable price on a fixed or determinable date, (b) at the option of the holder, or (c) upon the occurrence of an event that is not solely within the control of the issuer.

The SEC Staff has indicated that all events that could trigger redemption need to be evaluated separately and if any triggering event that is not solely within the control of the issuer could occur, without regard to probability, the security must be classified outside of permanent equity.  However, the SEC Staff also believes that ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity securities for cash or other assets of the entity, should not result in a security being classified outside of permanent equity.

The Company’s Series B preferred stock contains no redemption features that would require the Series B preferred stock to be classified outside of permanent equity. The terms of the Company’s Series B preferred stock provide the following:

•

The Series B preferred stock is neither mandatorily nor optionally redeemable;

•

The Series B preferred stock does not have the right to compel the Company to enter into a liquidation or deemed liquidation event nor do the holders of the Series B preferred stock have the voting power necessary to compel a liquidation event; and

•

The Series B preferred stock has no board representation rights or contractual arrangements with the Company whereby the Series B holders could compel a deemed liquidation event.

As a result of the foregoing, the Company concluded that in accordance with Rule 5-02.28 of Regulation S-X and SEC Staff guidance, its Series B preferred stock is appropriately classified as permanent equity.

3.  No Embedded Conversion Features That Require Bifurcation.  The Company then considered whether its Series B preferred stock included an embedded conversion feature that would require bifurcation in accordance with SFAS 133.  Whether an embedded conversion feature of preferred stock is required to be bifurcated depends upon whether the preferred stock is more akin to an equity instrument as opposed to a debt instrument.  Paragraph 61(l) of SFAS 133 states that the terms of preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument.  Paragraph 61(l) further provides that typical perpetual preferred stock is more akin to an equity instrument.

The Company’s Series B preferred stock is convertible into shares of the Company’s common stock at any time at the option of the holder.  In addition, the Series B preferred stock is automatically converted into shares of the Company’s common stock at such time as a registration statement covering the shares of common stock issuable upon conversion of the Series B preferred stock is declared effective by the SEC.  The Series B preferred stock contains no other conversion rights or features.  In addition, as described above, the Series B preferred stock is neither mandatorily nor optionally redeemable.  Nor does it have a stated maturity date.  In addition, each holder of Series B preferred stock is entitled to vote on all matters put before the Company’s shareholders with a number of votes per share equal to the conversion ratio, which is currently 1:1 and has a liquidation preference of $3.00 per share.  Finally, holders of Series B preferred stock, like the common stockholders, are entitled to receive dividends and other distributions to shareholders as, when and if declared by the board of directors.

In light of the foregoing, the Company has concluded that the Series B preferred stock is more akin to an equity instrument than a debt instrument in that it represents permanent capital that the Company will not have to repay, except in a liquidation event.  Therefore, the Company has concluded that the conversion feature is clearly and closely related to the Series B preferred stock and is not required to be bifurcated.

4.  No Beneficial Conversion Features.  Under EITF 98-5, a nondetachable conversion feature of preferred stock that is in-the-money at the commitment date is a “beneficial conversion feature.”   The Company has concluded that its Series B preferred stock does not contain a beneficial conversion feature.  As stated above, the Series B preferred stock is convertible on a 1:1 basis into shares of the Company’s common stock.  The issue price of the Series B preferred stock was $3.00 per share and the Series B preferred stock was issued from August to September of 2007.  No warrants were issued to the investors in connection with the Series B financing.  During the same period, the Company issued options to purchase shares of common stock at $3.00 per share.  The Company engaged a professional valuation firm to estimate the fair market value of a minority, non-marketable common equity interest in the Company as of November 26, 2007 (the “Valuation Date”).   As of the Valuation Date, the fair market value of minority, non-marketable common stock was determined to be $1.65 per share.  Because the value of the Company’s common stock was less than the issue price of the Series B preferred stock, the Company concluded that no beneficial conversion feature existed.

5.  No Allocation Required.  As a result of the foregoing analysis, the Company concluded that its Series B preferred stock:

•

was appropriately classified as permanent equity;

•

contained no embedded conversion features that required bifurcation under SFAS 133; and

•

contained no beneficial conversion features under EITF 98-5.

As a result, there was no need to allocate the proceeds to separate instruments.

Note 12 – Acquisitions, divestitures and Joint Ventures, page F-16

Staff Comment 19.  Please clearly disclose your accounting for each acquisition and investment, including whether you consolidate the entity or account for it under the equity or cost method.  For example, you should disclose your accounting for your investment in the joint venture with Acalmar Oils & Fats, Limited.

Response:  On February 1, 2006, the Company acquired all of the membership interests in three development stage companies:  Wahoo Ethanol LLC, Sutton Ethanol LLC and Illinois Valley Ethanol LLC.  In addition, on September 1, 2007, the Company acquired all of the interest in Biofuels Marketing, Inc. The Company accounted for the acquisitions of Wahoo Ethanol, LLC, Sutton Ethanol, LLC and Illinois Valley Ethanol LLC, as capital transactions in accordance with SAB Topic 5:G. – “Transfer of Nonmonetary Assets by Promoters or Shareholders” and recorded the assets of these entities at historical cost. See our response to Staff  Comment No. 21 below for a full description regarding the application of this literature. The Company accounted for the acquisition of Biofuels Marketing, Inc. using purchase accounting as discussed in the Company’s financial statements, Note 12 – Acquisitions, Divestitures and Joint Ventures in its 10-K. This entity contained one intangible asset that we valued at the fair value of the Company’s common stock on the date of acquisition.  This intangible asset is currently recorded on the Company’s balance sheet and is being amortized over its estimated useful life

On October 26, 2006 the Company entered into a joint venture with Acalmar Oils & Fats, Ltd. Pursuant to the joint venture agreement with Acalmar, in consideration for an equity contribution, Acalmar was to receive a 26% ownership interest in the joint venture.  The equity contribution was never made and since we were the sole equity contributors to the joint venture entity, we treated it for accounting purposes as a 100% owned subsidiary and fully consolidated the operating results.

In our Current 10-Q, we clearly disclosed the accounting for each of the foregoing acquisitions.  In future filings we will enhance our disclosure to clearly describe the accounting used for each of the foregoing acquisitions.

Staff Comment 20.  Please help us further understand how you determined it was appropriate to record an $8 million gain related to the termination of the joint venture with E-85.  Your explanation should include whether E-85 was considered a related party, how you arrived at the amount of the gain, and the accounting literature that led you to determine it was appropriate to record a gain.

Response:  In March 2007, we entered into a joint venture agreement with E85 to build an ethanol facility.  We contributed land with a cost basis of $8 million and E85 contributed cash in the account of $24 million. In addition, E85 agreed to loan the Company $32 million to fund the Company’s remaining equity contributions to the joint venture and $4.5 million to be used for construction of the Company’s biodiesel plant in India (the “Financing Obligations).   Each party took a 50% interest in the joint venture in exchange for its contribution.  In August 2007, we dissolved the joint venture by effectively purchasing E85’s interest for $16 million in cash, of which $8 million was paid in consideration for releasing E85 from its Financing Obligations.  After the joint venture was dissolved, the Company was left with land with a cost basis of $8 million and $8 million in cash.

At the time the joint venture was dissolved, the joint venture entity had no operations as it was solely engaged in the process of funding and constructing an ethanol plant.  In addition, the formation and dissolution of the joint venture with E85 was an arms-length transaction and under SFAS 57 required no related party transaction disclosures. As a result of the foregoing, the joint venture did not represent a business under EITF 98-3 and consequently we determined that obtaining control of the entire joint venture did not represent a business combination under SFAS 141.

Since E85 had no continuing involvement in the Company after the dissolution of the joint venture and, given the facts and circumstances of the foregoing transactions and the lack of accounting literature addressing these facts and circumstances, we concluded that the treatment of the $8,000,000 cash received as gain was appropriate and consistent with the economic substance of the transaction.

Subsequent to the dissolution of the joint venture, management impaired the assets, as discussed in our responses to Staff Comment Nos. 5 and 15 above, based on factors other than the dissolution.  Consequently, no linkage exists between the treatment of the gain associated with the dissolution of the joint venture and the impairment of the returned assets.

Staff Comment 21.  On February 1, 2006, you acquired all of the membership interests in three development stage companies:  Wahoo Ethanol LLC, Sutton Ethanol LLC and Illinois Valley Ethanol LLC in exchange for an aggregate of 3,752,000 shares valued at $488,000 of your common stock.  The transaction was accounted for as a dividend to stockholders.  As a part of the purchase of Wahoo and Sutton, you paid these two individuals $400,000 which represents their capital contributions to these companies.  Please tell us the specific financial statement line items and corresponding amounts used to record these transactions as well as how you determined this was appropriate.  Your explanation should address the amounts recorded as a dividend or as a capital contribution as well as your consideration of SFAS 141.

Response:  In evaluating these acquisitions, the Company relied on the guidance set forth in EITF 98-3 to determine whether any of these entities constituted a business for purposes of considering whether to account for these transactions as business combinations under SFAS 141.  EITF 98-3 provides that an entity with a “self-sustaining integrated set of activities” constitutes a business.  Sutton, Wahoo and Illinois Valley were all formed to develop and construct ethanol plants and as of the date of acquisition by the Company had no business operations and minimal activities, other than fundraising to acquire intangible assets consisting of land options, permits, licenses and other assets of minimal value.  The Company did not consider fundraising activities for the purpose of purchasing land and other intangible assets sufficient to constitute a business under EITF 98-3.

In addition, the Company concluded that each of Wahoo, Sutton and Illinois Valley were entities held under common control because the shareholders of Wahoo, Sutton and Illinois Valley were also shareholders of the Company.  SFAS 141, paragraph D11 provides that a business combination excludes a transfer of net assets or an exchange of shares between parties under common control.  As these transactions fall outside SFAS 141, the Company relied on the guidance of SAB Topic 5:G, which provides as follows:

“The staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferors' historical cost basis determined under GAAP.”

Since the foregoing transactions involved only the exchange of stock between entities under common control, we accounted for the acquisitions of Wahoo, Sutton and Illinois Valley as capital transactions and recorded the assets of these entities at historical cost.

The journal entries to record the acquisition are comprised of three transactions pursuant to which the Company exchanged 938,000 shares of common stock valued at $.52 per share for the net assets of each entity. Illinois Valley Ethanol, LLC contributed cash of $150,000. Sutton Ethanol contributed a land option with a basis of $10,000 plus accrued trade payables of $5,070 and an accrued liability of $16,000.  Wahoo contributed a land option with a basis of $7,500 plus accrued trade payables of 156,547 and an accrued liability of 384,000.  The Company recognized the difference between the value of contributed stock and assets acquired as a capital transaction.

Below are the specific financial statement line items and amounts recorded in connection with these transactions:

Cash (Debit)	150,000
Other Assets (land option) (Debit)	17,500
Deficit Accumulated During the Development Stage (Debit)	882,117
Accounts Payable and Accrued Liabilities (Credit)	561,617
Common Stock (Credit)	938
Additional Paid In Capital (Credit)	487,062

Note 16 – Income Tax, page F-22

Staff Comment 22.  Please disclose the amounts and expiration dates of your net operating loss carryforwards.  See paragraph 48 of SFAS 109.

Response: In our tax filings with the IRS, we have availed ourselves of the option to capitalize start-up costs under §195 of the IRS Code, and to capitalize organizational expenses under §248 of the IRS Code.  By electing to treat both start-up costs and organizational expenses as capital items, these amounts are no longer available for net operating loss carryforwards. After applying these sections of the IRS Code, we had net income (principally from interest), which we reported as taxable income in both 2006 and 2007.  We had net operating loss carryforwards amounting to $214,885 for general and administrative activities, and net operating loss carryforwards amounting to $255,579 related to research and development activities. We considered these amounts insignificant for disclosure purposes.

In future filings we will disclose the amounts of net operating losses in our income tax footnote.

Note 18 – Contingent Liabilities, page F-24

Staff Comment 23.  Regarding the legal claims of which you are party to, please disclose the amount of the accrual related to each matter, if any, that you have recorded.  Disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made.  See paragraphs 8 through 10 of SFAS 5.

Response:  Our financial statements for the periods presented in the 10-K do not include accruals related to our contingent liabilities.  When the 10-K was filed with the Commission, we had two contingent liabilities with respect to claims asserted by  Logibio Albany Terminal, LLC and Cordillera Fund, LP.

All claims asserted by Logibio Albany Terminal, LLC were was settled in October 2007 with no payments or costs to either party. With a settlement during the fiscal reporting year, no accrual was necessary at December 31, 2007.

The claims asserted by Cordillera Fund LP are a part of an ongoing dispute relating to the enforcement of Nevada dissenters’ rights statutes. Under SFAS 5, paragraph 8, losses are accrued to the extent that “The amount of the loss can be reasonable estimated”.  For contingencies where an amount is not accrued, SFAS 5 paragraph 10 requires, “a company to disclose the nature of the contingency and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.” Due to the legal nature of this dispute, it is not possible to reasonably estimate a range of potential loss.  We will continue to monitor the status of these claims, and make accruals or additional disclosures as warranted by the facts and circumstances.

Staff Comment 24.  We note your discussion of environmental matters on page 7.  We remind you that SAB Topic 5:Y states that environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity.  Please disclose the amounts accrued related to these matters.  If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made.  Refer to paragraphs 9 and 10 of SFAS 5.  In addition, provide the disclosures called for by SAB Topic 5:Y, including those related to your insurance coverage.

Response: The disclosures on page seven relate to the general business environment that we face in this industry.  While we believe the discussion of environmental matters is an important consideration of the business, our first plant (a biodiesel plant in India) commenced operations on October 1, 2008, and through the current date, we believe that our operations are free of any risks or events that would give rise to accrued environmental liabilities.  Accordingly, our financial statements do not include accrued liabilities that would give rise to SAB Topic 5:Y “Accounting and Disclosures Relating To Loss Contingencies” in regard to environmental matters.  As our plants become operational, we will assess any potential liabilities related to environmental matters and incorporate the appropriate accounting and disclosures in our reports.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

Staff Comment 25.  Please address the above comments in your interim filings as well.

Response:  Where appropriate, we have considered and addressed the Staff’s comments in our Current 10-Q and will continue to consider the Staff’s comments in future filings.

Financial Statements

Staff Comment 26.  We note your disclosure on page 9 that you adopted SFAS 157 on January 1, 2008.  Please help us understand how you have met the disclosure requirements set forth in paragraphs 32 through 35 of SFAS 157 regarding assets and liabilities that are measured at fair value, if any.  Please note that FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities only, while the remainder of SFAS 157 is still effective for fiscal years beginning after November 15, 2007.  Please revise or advise.

Response:  Our only financial assets that required remeasurement were marketable securities.  Our marketable securities were, in fact, time deposits held in India commercial banks.  These time deposits were classified as marketable securities because they had original maturities of 120 days and, therefore, fell outside the definition of cash equivalents.

Consolidated Statements of Cash Flows, page 4

Staff Comment 27.  We note that you have reflected an exchange rate gain within the investing activities section of your statement of cash flows.  This appears to be a noncash transaction that does not represent cash receipts or cash payments.  Please advise or revise accordingly.

Response: We purchased foreign currency contracts that were settled in cash.  The amount of $46,820, which we believed to be immaterial, represents cash paid to settle a contract where the position resulted in an unfavorable exchange rate movement.  We do not currently engage in the purchase or sale of forward currency contracts.  We will correct our presentation in future filings to identify this line item as “Exchange Rate Contract Settlements”.

Note 6 – Debt, page 12

Staff Comment 28.  Regarding your covenant violation, please disclose, if any, the existence of cross default provisions in other debt agreements that could cause issues absent a waiver.  Discuss the impact on your liquidity and operations if you are unable to meet the financial ratio and are unable to obtain a waiver.  Please also clarify whether your financial covenant is maintained on an annual or quarterly basis.

Response: The Company has no cross default provisions in the loan agreement with Third Eye Capital or in any other debt agreement. As a result, our inability to obtain a waiver will have no adverse impact on our other debt obligations.  We obtained a waiver from our current ratio default for the month ended June 30, 2008.

We have enhanced our disclosure in financial statement Note 6 – Debt as well as in the MD&A section of our Current 10-Q to discuss the impact on our liquidity and operations if we are unable to meet the financial covenants and are unable to obtain a waiver. We have also clarified that the financial covenants are maintained on a monthly basis.  We will continue to provide similar disclosure if appropriate in future filings.

Staff Comment 29.  Given that you were not in compliance with the current ratio covenant at June 30, 2008 please provide a tabular presentation of the required ratio as well as your actual ratio as of each reporting date.  This disclosure should be provided for the current ratio covenant as well as for any additional covenants which are material to an understanding of your financial structure.  Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Response: The Company has two financial covenants, a Stock Market Capitalization covenant and a Current Ratio covenant.  The Stock Market Capitalization covenant requires the Company to maintain an aggregate dollar market value of at least $100,000,000 as of the end of each month.  This calculation is performed by multiplying the stock price at the end of each month by the aggregate shares outstanding.  The Company has maintained compliance with this covenant during the term of the loan.

The Current Ratio definition in the Third Eye Capital Note and Warrant Purchase Agreement, which was modified on July 15, 2008, reads as follows:

2.2.1 “(a) Current Ratio. The Company shall at times maintain on a consolidated basis a ratio of current assets to current liabilities (exclusive of any Indebtedness under the Notes and non-cash share issuance liabilities) of at least 1.10:1 as of the end of each month.”

The non-cash share issuance liability refers to the registration rights payment, as described below:

Certain holders of shares of our common stock (including holders of warrants exercisable for common stock) and holders of shares of our Series B preferred stock (including holders of warrants exercisable for Series B preferred stock) are entitled to have their shares of common stock (including common stock issuable upon conversion of Series B preferred stock and exercise of warrants) registered under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act.

The registration rights granted by the Company require the Company to pay to the holders of these rights an amount equal to 0.5% of the aggregate dollar amount of securities purchased by such investors for each month or portion thereof after January 6, 2007 if the Company fails to file a registration statement with the SEC. The payments are treated as liquidated damages and not as a penalty and are full compensation to the investors, and shall constitute the investor's exclusive remedy for such events. At the Company’s option, the amounts payable as liquidated damages may be paid in cash or in shares of the Company's common stock.

The securities with registration rights described above may be sold under Rule 144, beginning December 12, 2008, at which time the payment obligation shall cease. The Company has elected to pay the registration rights payment in shares of its common stock. The Company expects to issue shares of its common stock with an aggregate value of $2,274,402, which were expensed as a registration rights payment and reflected as a component of other income/expense in the Statement of Operations for the three months ended June 30, 2008.

Therefore we have calculated the current ratio for June 30, 2008 as follows:

June 30, 2008
Total Current Assets	$1,992,520

Total Current Liabilities	10,028,463
Less: Non-Cash Share Issuance Liabilities	(2,274,402)
Less: 10% Senior Secured Notes	(5,000,000)

Total Current Liabilities for Current Ratio	$2,754,061

Current Ratio	0.72

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Company counsel, at 408-213-0932.

Sincerely,

/s/ WILLIAM J. MAENDER
William J. Maender
Chief Financial Officer

cc:

Alisande M. Rozynko

General Counsel